# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CVRx, Inc., CIK 0001235912
CUSIP: 126638105
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 9201 West Broadway Avenue, Suite 650, Minneapolis, Minnesota (MN), 55445
Date of event which requires filing of this statement: 02/04/2025
Amends the filing with accession number 0001193125-21-213036
Filed by CIK 0001756335
Persons authorized to receive notices and communications: Edwin de Graaf, Cooperatieve Gilde Healthcare IV U.A., Stadsplateau 36, Utrecht, Netherlands (P7), 3521, 31 30 219 2565

## Reporting persons
- Cooperatieve Gilde Healthcare IV U.A. (CIK 0001756335): type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); source of funds: working capital (WC); sole voting power 0; shared voting power 1,231,490; sole dispositive power 0; shared dispositive power 1,231,490; aggregate amount beneficially owned 1,231,490 (4.9% of the class)
- Gilde Healthcare IV Management B.V. (CIK 0001757508): type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,231,490; sole dispositive power 0; shared dispositive power 1,231,490; aggregate amount beneficially owned 1,231,490 (4.9% of the class)
- Gilde Healthcare Holding B.V. (CIK 0001420106): type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,231,490; sole dispositive power 0; shared dispositive power 1,231,490; aggregate amount beneficially owned 1,231,490 (4.9% of the class)
- Manapouri B.V.: type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,231,490; sole dispositive power 0; shared dispositive power 1,231,490; aggregate amount beneficially owned 1,231,490 (4.9% of the class)
- Martemanshurk B.V.: type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,231,490; sole dispositive power 0; shared dispositive power 1,231,490; aggregate amount beneficially owned 1,231,490 (4.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: CVRx, Inc.
Address of issuer's principal executive offices: 9201 West Broadway Avenue, Suite 650, Minneapolis, Minnesota (MN), 55445
Comment:
Explanatory Note

This Amendment No. 3 ("Amendment No. 3") to Schedule 13D amends and supplements the Schedule 13D filed on July 12, 2021, as amended by Amendment No. 1 to Schedule 13D filed on December 29, 2023 and Amendment No. 2 to Schedule 13D filed on January 19, 2024 (as so amended, the "Schedule 13D"), relating to the common stock, par value $0.01 per share ("Common Stock"), of CVRx, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used but not defined in this Amendment No. 3 shall have the same meanings ascribed to them in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
According to the Issuer's Form 8-K filed with the Securities and Exchange Commission on February 4, 2025, there were 25,324,684 shares of Common Stock outstanding as of December 31, 2024.

Gilde Healthcare is the record holder of an aggregate of 1,229,022 shares of Common Stock and 2,468 options to purchase Common Stock exercisable within 60 days of February 4, 2025, which together represents beneficial ownership of approximately 4.9% of the outstanding shares of Common Stock.

GHCIVM, as the manager of Gilde Healthcare, has the power to vote and dispose of securities held by Gilde Healthcare and may be deemed to beneficially own the securities held of record by Gilde Healthcare.

As a result, each of the Reporting Persons may beneficially own an aggregate of 1,231,490 shares of Common Stock, or approximately 4.9% of the outstanding Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: Each Reporting Person has shared power to vote and dispose of 1,231,490 shares of Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On February 4, 2025, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer.

## Signatures
- Cooperatieve Gilde Healthcare IV U.A.: /s/ Edwin de Graaf, Managing Director (02/06/2025)
- Gilde Healthcare IV Management B.V.: /s/ Edwin de Graaf, Managing Director (02/06/2025)
- Gilde Healthcare Holding B.V.: /s/ Edwin de Graaf, Managing Partner (02/06/2025)
- Manapouri B.V.: /s/ Edwin de Graaf, Managing Partner (02/06/2025)
- Martemanshurk B.V.: /s/ Pieter van der Meer, Managing Partner (02/06/2025)